Exhibit (a)(5)(F)

News Release

CONTACT:

D’Anthony White, Blackboard Inc.

202.303.9314 or

danthony.white@blackboard.com

Blackboard Affiliate Completes Tender Offer for Higher One Holdings, Inc.

WASHINGTON, August 4, 2016 – Blackboard Inc., the world’s leading education technology company for teaching, learning and student engagement, today announced that an affiliate of the company completed the previously announced tender offer for all issued and outstanding shares of common stock of Higher One Holdings, Inc. (NYSE: ONE). The tender offer expired as scheduled at 9:00 a.m. EDT today.

As of the expiration of the tender offer, 36,175,852 shares had been validly tendered and not properly withdrawn, representing approximately 74 percent of Higher One’s outstanding shares of common stock. As a result, all conditions to the tender offer have been satisfied. Blackboard’s affiliate has accepted for payment and will promptly pay for all shares validly tendered and not properly withdrawn. It is expected that the acquisition of Higher One will be completed later today.

About Blackboard Inc.

Blackboard is a global leader in enterprise technology and innovative solutions that improve the experience of millions of students and learners around the world every day. Blackboard’s solutions allow thousands of higher education, K-12, professional, corporate, and government organizations to extend teaching and learning online, facilitate campus commerce and security, and communicate more effectively with their communities. For more information about Blackboard, follow us on Twitter @Blackboard.